UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of AUGUST, 2004.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [ ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date:   AUGUST 12, 2004                    /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO

                                BC FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         Tumi Resources Limited (the "Issuer")
         #1305 - 1090 West Georgia Street
         Vancouver, BC
         V6E 3V7
         Phone:  (604) 685-9316

2.       DATE OF MATERIAL CHANGE

         August 12, 2004

3.       PRESS RELEASE

         The press release was released on August 12, 2004 through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Ontario and Alberta Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         David Henstridge
         Phone: (604) 685-9316

9.       DATE OF REPORT

         August 12, 2004.

                                               /s/ David Henstridge
                                               -------------------------------
                                               David Henstridge, President & CEO

                             TUMI RESOURCES LIMITED

                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 685-9316 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

--------------------------------------------------------------------------------

NEWS RELEASE                                                     AUGUST 12, 2004


                      TUMI CONTINUES TO REPORT ADDITIONAL
                 EXCELLENT DRILL RESULTS AT CINCO MINAS, MEXICO


VANCOUVER,  CANADA - Tumi Resources Limited (TSXv-TM; OTCBB - TUMIF; Frankfurt -
TUY) is pleased to report the final drill results from the third phase of drilling completed at the historic El Abra silver-gold mine, Cinco Minas, Mexico. Eighteen holes, totaling 1,376.8m were completed by infilling the drill spacing between 310W and 750W on 50m section lines. This drill density is believed suitable to give a better estimation of mineral resources as well as providing additional data for ongoing mining studies.

The drill results (see Table attached) are consistent with the previous drill results from the El Abra area and Tumi intends to immediately update the resource calculation for this core area.

Tumi is also pleased to report assay results on four exploratory drill holes, totaling 232m, recently conducted at the San Juan zone, located along the Cinco Minas vein, about 300m to the NW from the El Abra mine area. These results are also extremely encouraging (see attached Table) as they have identified a new zone of mineralization justifying further work.

Through an agreement with Minera San Jorge S.A. de C.V., Tumi is earning a 60% interest and has the right to purchase the remaining 40% in the Cinco Minas Project. Tumi's consulting geologist, Mr. John Nebocat, P.Eng, is the qualified person for the Cinco Minas Project.

Drill samples were prepared by G M LACME Laboratory, Guadalajara, Mexico and assayed at IPL Laboratory in Canada. Samples greater than 1g/t gold and silver values greater than 100 g/t were check-assayed known standards (average of one in every ten samples submitted) were introduced for check analysis. All bulk samples of RC chips along with all sample rejects prepared by the laboratory in Mexico are stored for verification purposes.

                                     - 30 -

Tumi Resources Limited, incorporated in British Columbia, Canada, trades on the TSX Venture Exchange under the symbol "TM", on the Frankfurt Exchange under symbol "TUY" and on the OTCBB under symbol "TUMIF". To accommodate the European financial markets, its website www.tumiresources.com has been translated into German. The Company's directors are experienced in the resource sector and are focused on enhancing shareholder value by building a large portfolio of silver-based assets. Management aims to identify exploration projects of high merit and quickly complete confirmation exploration. This will enable the Company to confirm the potential of a project and reach advanced project status by the most cost effective and shortest time possible.


ON BEHALF OF THE BOARD                       INVESTOR INFORMATION CONTACT:
                                             Mariana Bermudez at (604) 699-0202
/s/ DAVID HENSTRIDGE                         or email: mbermudez@chasemgt.com
----------------------------------           website: www.tumiresources.com
David Henstridge, President & CEO


FORWARD LOOKING STATEMENTS

This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

The TSX Venture Exchange and the Frankfurt Deutsche Borse have not reviewed and do not accept responsibility for the adequacy or the accuracy of this release.

                                TABLE OF RESULTS

                                     EL ABRA



     HOLE          SECTION      FROM      TO      METRES       ESTIMATED      GOLD     SILVER
    NUMBER                      (M)      (M)                  TRUE WIDTH     (G/T)      (G/T)
                                                                  (M)

    CMRC-48         330W         22       50        28            3.6         0.78        93
     Incl.                       24       30         6            5.4         1.55       155

    CMRC-49         500W        114      134        20           18.1         2.37       249
     Incl.                      114      120         6            5.4         4.14       509
     Incl.                      116      120         4            3.6         5.45       651

    CMRC-50         550W        106      122        16           12.3         1.15       204
     Incl.                      106      114         8            6.1         1.5        326

    CMRC-51         550W         64       78        14           10.7         1.05       437
     Incl.                       64       68         4            3.1         2.08      1362

    CMRC-52         550W         16       34        18           13.8         1.82       185
     Incl.                       18       22         4            3.1         4.01       334

    CMRC-53         600W         38       56        18           12.7         1.18       100
     Incl.                       42       46         4            2.8         3.89       238

    CMRC-54*        650W        118*     134*       14            9.9         1.74       179
     Incl.                      122*     126*        6            4.2         2.53       332

    CMRC-55         650W         54       68        14            9.9         0.69       128
     Incl.          650W         54       64        10            7.1         0.77       149

    CMRC-56         650W         14       34        20           14.1         0.28        64

    CMRC-57         700W         18       48        30           21.2         0.75        85
     Incl.                       24       34        10            7.1         1.23       114

    CMRC-58         750W        102      124        22           15.6         1.59       103
     Incl.                      106      120        14            9.9         2.36       131

    CMRC-59         750W         28       46        18           14.7         1.17       179
     Incl.                       28       38        10            8.2         1.03       275

    CMRC-60*        410W         28*      51.1*     19.1*         4.9         1.08       112
     Incl.                       36       48        12            3.1         1.61       144

    CMRC-61*        410W         18*      35.4*     15.4*         6.5         1.06        92
     Incl.                       18       24         6            2.5         0.04        35
     Incl.                       26       35.4       9.4          4.0         1.71       128

    CMRC-62*        385W         28*      32*        4*           0.6         0.48        53
      and                        36       44         8            1.1         1.37       128
      and                        48       67        19            2.6         1.77        84

    CMRC-63         385W         18       24.8       6.8          2.2         2.40       112

    CMRC-64**       385W**       22       28         6            1.1         0.53        86
      and           385W**       30       68        38            6.7         0.77       109
     Incl.                       52       66        14            2.5         1.04       151

    CMRC-65**       385W**       16**     22**       6**          1.6         0.98        63
      and                        30       34         4            1.0         6.10        66

*   Workings intersected in drill holes.
**  Drilled 0ff-section, north to south


                                    SAN JUAN

     HOLE          SECTION      FROM      TO      METRES       ESTIMATED      GOLD     SILVER
    NUMBER                      (M)      (M)                  TRUE WIDTH     (G/T)      (G/T)
                                                                  (M)

    CMRC-44        1150W         52       56         4            3.1         0.55       152

    CMRC-45        1150W         46       54         8            7.7         0.28        51

    CMRC-46        1100W         26       38        12           11.6         0.68       152
     Incl.                       34       38         4            3.9         1.32       316

    CMRC-47        1050W         36       46        10            9.7         0.53       111
     Incl.                       36       40         4            3.9         0.66       214
